Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 SEP 26 AM 9:18

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

26th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

02055037

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the partial divestment of the Sime Darby Group's stake in Palmco Holdings Berhad - released on 26th September 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

PROCESSED
OCT 0 2 2002
THOMSON
FINANCIAL

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 26-09-2002 06:25:50 PM
Reference No SD-020923-58674

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Partial divestment of stake in Palmco Holdings Berhad

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly- owned subsidiary, Servitel Development Sdn. Bhd. ("Servitel"), has today accepted an offer from IOI Corporation Berhad ("IOI") to acquire 23,738,316 ordinary shares of RM1.00 each in Palmco Holdings Berhad ("Palmco"), representing 11.77% of Palmco's existing issued and paid-up share capital, for a consideration of RM109,196,253.60 or RM4.60 per share. With the disposal, Servitel's equity interest in Palmco will reduce from 33.77% to 22.00%. The disposal, taken together with the proposed distribution of Palmco shares as announced by IOI, will facilitate the resolution of the public spread issue and the eventual re-listing of Palmco.

Pursuant to the terms of the agreement, IOI undertakes to cause and procure Palmco to invite Sime Darby to nominate two (2) persons to the Board of Palmco.

Completion of the disposal will take place no later than 10th October 2002, failing which the agreement shall lapse and neither party shall have any claim against the other.

The partial divestment of the Sime Darby Group's stake in Palmco is not expected to have any material effect on the earnings and net tangible assets of the Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said divestment.

This announcement is dated 26th September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA.
TEL: 603-26914122 FAX: 603-26987398

02 SEP 25 AM 9:18

LETTER FOR MAINTENANCE OF EXEMPTION

SUPPL

25th September 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the cessation of FG Wilson Asia Pte. Ltd. as a subsidiary of Sime Darby Berhad - released on 25th September 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 25-09-2002 05:44:00 PM
Reference No SD-020828-9EC7F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**SIME DARBY BERHAD**
* Stock name	:	**SIME**
* Stock code	:	**4197**
* Contact person	:	**Nancy Yeoh Poh Yew**
* Designation	:	**Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
FG Wilson Asia Pte. Ltd.
Cessation as subsidiary of Sime Darby Berhad

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that its subsidiary companies, Tractors Singapore Limited ("TSL") and Tractors Malaysia (1982) Sdn. Bhd., have on 25th September 2002 entered into a Joint Venture Agreement ("JVA") with Metro Machinery Company Limited and PT Traklndo Utama to undertake the FG Wilson Master Dealership for generator sets in ASEAN (excluding the Philippines), Sri Lanka, Bangladesh and East Timor.

FG Wilson Asia Pte. Ltd. ("FGWA"), which is currently a dormant company wholly-owned by TSL, will be used as the vehicle for the said joint venture.

Pursuant to the terms of the JVA, the paid-up share capital of FGWA will be increased from S$2 to S$10,000,000. Its enlarged share capital will be held by the respective parties in equal proportions of 25% each. As a result, FGWA will cease to be a subsidiary of Sime Darby.

None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said transaction, which is not expected to have any material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003.

This announcement is dated 25th September 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: